August 3, 2018

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBM Bancorp, Inc.
Registration Statement on Form S-1 (Registration No. 333-225353)
Request for Acceleration of Effectiveness

Dear Sir or Madam:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effectiveness of the above-referenced Registration Statement to August 7, 2018, at 3:00 p.m., Eastern Time, or as soon thereafter on that day as is practicable that the staff of the Commission, acting pursuant to delegated authority, may determine. Please contact Edward B. Crosland, Esq. or James C. Stewart, Esq., of Jones Walker LLP at (202) 434-4660, if you have any questions regarding the foregoing.

Very truly yours,
CBM BANCORP, INC.

By:	/s/ Joseph M. Solomon
Joseph M. Solomon
President

cc:	Jessica Livingston

Division of Corporation Finance

U.S. Securities and Exchange Commission